UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934


                             AUTOCORP EQUITIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    052764206
                                 (Cusip Number)

                                Stanley F. Wilson
                          2980 E. Northern Ave Suite B1
                             Phoenix, Arizona 85028
                                 (602) 482-5737
                     (Name, Address and Telephone Number of
                      Authorized Person to Receive Notices)

                                  July 23, 1997
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D

CUSIP NO.  052764206


1.  NAME OF REPORTING PERSON:

    Vincent W. Bustillo - ###-##-####
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY
--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS - PF
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                               [  ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION - United States

--------------------------------------------------------------------------------


AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7.  SOLE VOTING POWER - 14.75
    ----------------------------------------------------------------------------

    8.  SHARED VOTING POWER
    ----------------------------------------------------------------------------

    9.  SOLE DISPOSITIVE POWER - 14.75
    ----------------------------------------------------------------------------

    10. SHARED DISPOSITIVE POWER
    ----------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    735,500 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES [ ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    14.75
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON - IN

Item 1.  Security and Issuer

The class of security that this statement relates to is Common Stock of the Issuer AutoCorp Equities, Inc. (OTC BB:ACOR), 2980 E. Northern Ave Suite B1, Phoenix, Arizona 85028. The names and addresses of the principal executive officers are as follows:

William O. Merritt, CEO, Chairman
3514 E. Via Estrella
Phoenix, Arizona 85028

Stanley F. Wilson, President
6711 E. Camelback Road Unit 17
Scottsdale, Arizona 85251

Vincent W. Bustillo, Secretary/Treasurer
2302 E. Gondola Lane
Gilbert, AZ 85234


Item 2.  Identity and Background

Vincent W. Bustillo

b.  2302 E. Gondola Lane, Gilbert, AZ 85234
c.  Treasurer, AutoCorp
d.  none
e.  none
f.  U.S.


Item 3.  Source and Amount of Funds or Other Consideration

The securities were acquired in an exchange of shares whereby shares in Consumer
Investment   Corporation,   Consumer  Insurance   Services,   Inc.  and  Lenders
Liquidation Centers, Inc. were exchanged for the shares of the Issuer.


Item 4.  Purpose of Transaction

The purpose of the transaction by which the reporting person acquired the shares of the Issuer was to exchange shares so as to accomplish the acquisition by the Issuer of 100% of the issued and outstanding shares of commons tock of Consumer Investment Corporation, Consumer Insurance Services, Inc. and Lenders Liquidation Centers, Inc.


Item 5.  Interest in Securities of the Issuer

a.  Vincent W. Bustillo, 735,500, common stock, 15%
b.  Vincent W. Bustillo


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


Item 7.  Material to Be Filed as Exhibits

None

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

    August 4, 1997                      /s/ Vincent W. Bustillo
---------------------------           ------------------------------
        Date                                    Signature

                                            Vincent W. Bustillo
                                      ------------------------------
                                              Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for the purpose which is already on file with the Commission may be incorporated be reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).